Exhibit 99.B(d)(8)(i)

SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

ING INVESTMENTS, LLC

and

NWQ INVESTMENT MANAGEMENT COMPANY, LLC

Series	Annual Sub-Adviser Fee
(as a percentage of average daily net assets)

ING SmallCap Value Multi-Manager Fund	0.50% on the initial $150 million; 0.60% thereafter at any aggregate asset level